Exhibit 99.2

MANAGEMENT DISCUSSION AND ANALYSIS
Year ended March 31, 2011 and 2010
_______________________

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

Highlights for the year ended March 31, 2011 and subsequent period to June 23, 2011

●
On June 2, 2011, the Company announced the latest assay results from its Esaase Project drilling programs in five distinct areas of the project. 1) In its Main Zone resource infill program, the Company encountered significant, consistent gold intercepts including 138 m of 1.63 g/t Au, 116 m of 1.4 g/t Au, 85 m of 1.4 g/t Au, and 43 m of 1.89 g/t Au. 2) In its Main Zone resource expansion program, Keegan continues to encounter significant gold bearing intercepts in down dip step-out holes, including 100.9 meters of 1.64 g/t Au, 48 meters of 1.83 g/t Au, 155 meters of 0.64 g/t Au and 10 meters of 6.01 g/t Au. 3) At the D-1 Abuabo Zone, Keegan drilled 38 meters of 1.79 g/t Au (KGDD038) down dip from the current resource. 4) At the E zone to east of southern most resource area, recently discovered under alluvial cover, Keegan intercepted 26 meters of 1.23 g/t Au. 5) In a hole drilled 400 m to the north of the current extent of the Main Zone resource, Keegan intercepted 6 meters of 5.55 g/t.

●
On March 22, 2011, the Company added two key members to the senior management team. The two new additions were Greg McCunn as Chief Financial Officer and Andrea Zaradic P.Eng as Vice President, Project Development. This addition of experienced professional personnel will be fundamental in bringing the Esaase project through the development phase.

●
On February 22, 2011, the Company announced that it had completed the purchase of the 10.4 square km Dawohodo prospecting concession from Dawohodo Marketing and Manufacturing Ltd, a private Ghanaian company in exchange for US$1.1 M. The Dawohodo concession resides adjacent to the Company’s Esaase concession, which provides additional ground for infrastructure development as well as highly prospective exploration targets.

On February 17, 2011, the Company closed a bought deal financing, pursuant to a short form prospectus, of 28,405,000 common shares, which includes 3,705,000 common shares issued on exercise of the over-allotment option, at an issue price of $7.50 per share for gross proceeds of $213,037,500. The offering was conducted by a syndicate of underwriters led by Canaccord Genuity Corp. and Clarus Securities Inc., and including Dundee Securities Corp., BMO Nesbitt Burns Inc. and CIBC.

On December 13, 2010, the Company released an updated resources estimate for the Esaase Gold Project. The updated resource includes 3.23 million ounces of gold (an increase of 42% compared to the previous resource estimate) in an Indicated Mineral Resource category with an average grade of 1.2 g/t Au at a 0.4 g/t Au cutoff and 1.68 million ounces of gold (an increase of 2% compared to the previous resource estimate) in an Inferred Mineral Resource category at an average grade of 1.0 g/t Au applying a 0.4 g/t Au cut-off for a total inferred and indicated resource of 4.91 Moz of gold.

●	On April 6, 2010, the Company released the results of a Preliminary Economic Assessment Study of its Esaase Gold Project.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.1           Date

This Management’s Discussion and Analysis (“MD&A”) of Keegan Resources Inc. has been prepared by management as of June 23, 2011 and should be read in conjunction with the consolidated financial statements and related notes thereto of the Company as at and for year ended March 31, 2011 and 2010, which were prepared in accordance with Canadian generally accepted accounting principles.

Forward-looking statements

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of  deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the 20-F filing for the year ended March 31, 2011, available on SEDAR at www.sedar.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

All figures are expressed in Canadian dollars unless indicted otherwise.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.2           Overall Performance

Keegan Resources Inc. (“Keegan” or the “Company”) was incorporated on September 23, 1999 under the laws of British Columbia.  The Company is in the exploration stage and is focused on advancing its principal property, the Esaase Gold Project to commercial production though the completion of pre-feasibility and feasibility studies. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration. The Company’s shares trade on the Toronto Stock Exchange (“TSX”) and American Stock Exchange (“AMEX”) under the symbol “KGN”.

The Company continues to be well financed with a current treasury as at March 31, 2011 of $229,144,989. Though, the Company expects to have to raise additional capital, management has estimated that the Company will have adequate funds from existing working capital to meet corporate, development, administrative and property obligations for the coming 24 months, including the completion of the pre-feasibility and feasibility studies of the Esaase property.

The Company has been judicious in its protection of the capital it has on hand. The Company has been investing only in Guaranteed Investment Certificates and has no investments in asset-backed commercial paper.

Properties:

Keegan is a natural resource company currently engaged in the acquisition and exploration of mineral resources in Ghana. The Company’s material properties currently consist of the Esaase Project and the Asumura Project as follows:

1.2.1	Esaase Gold Property

The Esaase Gold Property is located in the Amansi East District of Ghana, approximately 35km south west of the regional capital Kumasi. The property consists of several mining concessions, the two largest named the Esaase Concession and Jeni River Concession.  The Esaase Concession is approximately 10km in a northeast direction by 4km in a northwest direction covering 42.32 square kilometers.

The property was acquired through an option agreement with Sametro Co. Ltd. (“Sametro”) dated May 3, 2006. Under the terms of the agreement, the Company was to make a series of cash payments totaling US$890,000, issue 780,000 common shares and incur minimum exploration expenditures of US$2,250,000 over a three year period.

During the year ended March 31, 2008, after having already made cash payments of US$500,000, issued 40,000 common shares and completed the full exploration expenditure requirement, the Company renegotiated the option agreement so that all further cash and share payments were no longer owed. In lieu of these payments, the Company paid US$850,000 to a creditor of Sametro and issued 40,000 additional common shares to Sametro. Subsequent to these payments, the Company was granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the royalty and government commitments.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$50,000 to the Bonte Liquidation Committee and US$50,000 to the Minerals Commission of Ghana for the title transfer.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.2           Over-all Performance (continued)

1.2.1	Esaase Gold Property (continued)

Both concessions are governed by mining leases that grant the Ghanaian government a standard 10% carried interest and a 5% royalty and the Bonte Liquidation Committee a 0.5% royalty. Subsequent to the granting of these mining leases, the Ghanaian government amended the royalty scheme in Ghana. (See Ghanaian mining royalties in this section).

Property map of the Esaase and Jeni Concessions detailing current drilled areas and planned exploration targets

For the year ended March 31, 2011, the Company incurred $25.9 million of exploration and development costs on its Esaase Gold Property compared with $10.3 million for the year ended March 31, 2010. These costs were spent on continuing the exploration drill program, further defining the existing resource through infill and exploration drilling and engineering, geotechnical and metallurgical drill programs and development and engineering studies in support of the Company’ pre-feasibility and feasibility studies. In addition, the Company incurred $1.2 million in acquisition costs related to acquiring of a 100% interest in the Dawohodo prospecting

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.2           Over-all Performance (continued)

1.2.1	Esaase Gold Property (continued)

concession, an adjacent mineral concession to the Esaase Gold property, and recorded $5.1 million of asset retirement obligation in relation to Jeni concession.  A summary of the expenditures (including non-cash stock-based compensation) for the year ended March 31, 2011 is presented as follows:

	Three Months	Three Months	Three Months	Three Months	Year
Esaase Gold Property Deferred Costs	30-Jun-10	30-Sep-10	31-Dec-10	31-Mar-11	31-Mar-11
Acquisition Costs	$-	$-	$149,861	$1,020,578	$1,170,439

Asset retirement obligation				5,126,210	5,126,210

Camp operations	132,755	166,457	169,878	157,068	626,158
Development support costs	379,072	266,496	537,049	714,175	1,896,792
Equipment and infrastructure costs	457,788	283,859	306,135	194,255	1,242,037
Exploration support costs	1,030,532	954,109	1,137,147	1,633,108	4,754,896
Exploration drilling	1,180,405	2,333,914	1,272,341	207,158	4,993,818
Engineering studies	219,296	314,962	630,065	870,150	2,034,473
Health, safety and environmental studies	174,589	295,013	192,050	537,900	1,199,552
Technical and In-fill Drilling	671,062	293,077	1,005,373	3,651,870	5,621,382
Stock-based compensation	650,555	450,711	814,139	1,608,350	3,523,755
Total for the period:	$4,896,054	$5,358,598	$6,214,038	$15,720,822	$32,189,512
Beginning balance:	34,731,217	39,627,271	44,985,869	51,199,907	34,731,217
Ending balance:	$39,627,271	$44,985,869	$51,199,907	$66,920,729	$66,920,729

Mineral Resource Update

On December 13, 2010, the Company released an updated resource estimate for the Esaase Gold Project. The updated resource includes 3.23 million ounces of gold (an increase of 42%) in an Indicated Mineral Resource category with an average grade of 1.2 g/t Au at a 0.4 g/t Au cutoff and 1.68 million ounces of gold (an increase of 2%) in an Inferred Mineral Resource category at an average grade of 1.0 g/t Au applying a 0.4 g/t Au cut-off for a total inferred and indicated resource of 4.91 million ounces of gold. A total of 770 holes drilled at collar spacing ranging from 25m by 40m to 40m by 80m and over 190,000m of drilling were used to establish the resource. This resource estimation represents over 3.5 km of strike length along the A-1 structure and includes drilling done in the B-1 and D-1 mineralized zones.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.2           Over-all Performance (continued)

1.2.1	Esaase Gold Property (continued)

Esaase Gold Project - Global Resource Estimate
(See 43-101 technical report available on SEDAR.com)
Multiple Indicator Kriging Estimate (8mE x 10mN x 2.5mRL Selective Mining Unit) with
Ordinary Kriging Estimate (10mE x 40mN x 5mRL Parent Cell)

Lower Cutoff Grade (g/t Au)	Tonnes (Mt)	Average Grade (g/t Au)	Ounces (Kozs)
Indicated
0.3	99.60	1.1	3,390
0.4	84.85	1.2	3,230
0.5	71.62	1.3	3,040
0.6	60.37	1.5	2,850
0.7	51.16	1.6	2,660
0.8	43.39	1.8	2,480
0.9	37.11	1.9	2,310
1	31.99	2.1	2,150
Inferred
0.3	57.71	1.0	1,770
0.4	50.07	1.0	1,680
0.5	41.46	1.2	1,560
0.6	34.10	1.3	1,430
0.7	28.15	1.4	1,310
0.8	23.26	1.6	1,190
0.9	19.27	1.7	1,080
1	16.28	1.9	990

Third party database verification, grade shell geometry, variography, and multiple indicator and ordinary kriging were executed out of the Perth office of Coffey Mining.

All of the zones remain open along strike and down dip and the Company continues to aggressively drill the concession to continue to expand the resources, particularly at depth on the main zone and along strike on the D zone, where Keegan is continuing to intercept mineralization as much as 2 km south of the current resource.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.2           Over-all Performance (continued)

1.2.1	Esaase Gold Property (continued)

The Company continues to advance its project development studies with the goal to begin mine construction in the calendar year 2012. The Company’s Pre-Feasibility Study on the Esaase Gold Project is planned for completion prior to September 30, 2011; the Company has also initiated field and development work to support a full Feasibility Study to be undertaken with completion expected in the first half of the calendar year 2012.

Preliminary Economic Assessment Study

On April 6, 2010, the Company announced the results of the Preliminary Economic Assessment Study (the "Study") of its Esaase Gold Project.  The Study was completed by Lycopodium Minerals Pty Ltd. and Coffey Mining Pty Ltd both of Perth, Australia, using a base case Indicated Mineral Resource of 2.28 million ounces of gold (58.0 million tonnes grading 1.2 g/t gold at a cut-off grade of 0.4 g/t which relates to the economic cut-off in the Study) and Inferred Mineral Resource of 1.65 million ounces of gold (41.7 million tonnes grading 1.2 g/t gold at the same cut-off grade). Using a base case gold price of US$850 per ounce, the Study shows that the Project has a net pre-tax cash flow (undiscounted) of US$397 million with an after tax Net Present Value (NPV) of US$168 million using a 5% discount rate.  The mine would recover 1.98 million ounces of gold at a waste to ore strip ratio of 3.5 to 1 over a 10-year mine life.  Further details on the Preliminary Economic Assessment Study can be found on the Company’s website.

Continued Exploration

On June 2, 2011, the Company announced additional assay results from its Esaase Project drilling programs in five distinct areas of the project. 1) In its Main Zone resource infill program, the Company encountered significant, consistent gold intercepts including 138 m of 1.63 g/t Au, 116 m of 1.4 g/t Au, 85 m of 1.4 g/t Au, and 43 m of 1.89 g/t Au. 2) In its Main Zone resource expansion program, Keegan continues to encounter significant gold bearing intercepts in down dip step-out holes, including 100.9 meters of 1.64 g/t Au, 48 meters of 1.83 g/t Au, 155 meters of 0.64 g/t Au and 10 meters of 6.01 g/t Au. 3) At the D-1 Abuabo Zone, Keegan drilled 38 meters of 1.79 g/t Au (KGDD038) down dip from the current resource. 4) At the E zone to east of southern most resource area, recently discovered under alluvial cover, Keegan intercepted 26 meters of 1.23 g/t Au. 5) In a hole drilled 400 m to the north of the current extent of the Main Zone resource, Keegan intercepted 6 meters of 5.55 g/t.

On November 15, 2010 and January 21, 2011 the Company announced that it encountered significant gold intercepts (greater than 10 g/t meter grade) in four different areas at Esaase Gold Property: 1) down dip extensions of the current resource, 2) the D-1 Abuabo zone, 3), continued step out holes in newly discovered D-2 zone - 2 km south of existing mineralization and 4) a newly discovered structure located between the D structure and the Main Zone.

On October 28 and September 8, 2010, the Company released results expanding the extent of the D-1 and D-1 off-set mineralized zones located 200 meters to the northwest of the existing Esaase resource area. Intercepts on the new D-1 offset zone include 18 meters at 7.74 g/t Au, 5 meters at 9.1 g/t Au, 18 meters of 1.16 g/t Au, and 6 meters of 3.3 g/t Au. The D-1 offset zone located to the northeast of the initial D-1 discovery is open in both strike directions and at depth.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.2           Over-all Performance (continued)

1.2.1	Esaase Gold Property (continued)

On October 13, August 6, and July 16, 2010, Keegan announced new results from its current drilling program. The results were from infill drill holes, shallow step out drill holes north and along strike of the current resource, and step out drill holes down dip of the existing resource. Significant Intercepts from infill drilling include 98.1 meters of 1.43 g/t Au, from shallow step out drill holes include 20 meters of 1.58 g/t Au, and from down dip mineralization, 134.8 meters at 1.00 g/t Au, 52.3 m of 3.01 g/t Au and 16 meters at 5.42 g/t Au.

The most recent drill results on the Esaase Gold Property may be found at www.keeganresources.com.

Acquisitions

During the year ended March 31, 2011, the Company made a payment of $ 591,660 (US$ 600,000) plus certain acquisition costs to acquire a 100% interest in the Dawohodo prospecting concession. The Dawohodo concession resides adjacent to the Company’s Esaase concession, which provides additional ground for infrastructure development as well as highly prospective exploration targets. A further payment of US$ 500,000 was paid pursuant to the agreement subsequent to March 31, 2011.

Free carried interest to the Ghanaian government

Pursuant to the provisions of the Ghanaian statute, effective in the forth quarter of the fiscal year 2011, the Ghanaian government acquired, for zero proceeds, a 10% free carried interest in the rights and obligations of the mineral operations of both Esaase Gold Property and Keegan Resources Ghana Limited (“Keegan Ghana”). Keegan Ghana has reserved for issue 10% of its common shares to the Ghanaian government, and one government representative was appointed to its Board of Directors. The 10% ownership stake represents a non-participating interest where the Ghanaian Government is entitled to 10% of declared dividends from the net profit of Keegan Ghana at the end of a financial year but does not have to contribute to its capital investment.

Ghanaian mining royalties

On March 19th, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703), which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The section now states that a holder of a mining lease, restricted mining lease, or small-scale mining license shall pay royalty in respect of minerals obtained from its mining operations to the Republic of Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder. Currently, uncertainty exists on how this amendment will affect the Esaase gold property’s existing mining lease and whether this rate will change as the Company goes through negotiations with the government with respect to a stability or development agreement for the project.

Esaase option agreement suit

To date, there has been no material progress with respect to the outstanding lawsuit against the Company and the Ghana Minerals Commission pertaining to the title on the Esaase property. The Company continues to view the allegations as being without merit and are being defended vigorously. (See financial statements, note 10(b) for details.)

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.2.2       Asumura Gold Property

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa.

The Asumura property is subject to a 3.5% NSR royalty; 50% of which may be purchased for US$2,000,000 from GTE and the remaining 50% may be purchased for an additional US$4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a further 5% royalty and 10% carried interest by the Ghanaian government.

During the second quarter of the fiscal year ending March 31, 2011, the Company initiated its drill program on the Asumura Gold Property. The company spent $1.5 million on Asumura Gold Property for the year ended March 31, 2011 compared to $0.4 million in the same period of the previous fiscal year. A summary of the expenditures for the year ended March 31, 2011 is presented as follows:

Asumura Gold Property Deferred Costs	Three Months June 30, 2010	Three Months Sept 30, 2010	Three Months Dec 31, 2010	Three Months March 31, 2011	Year March 31, 2011
Camp Operations	$78,450	$42,991	$27,498	$32,836	$181,775
Equipment and Infrastructure Costs	6,936	6,351	9,901	6,241	29,429
Exploration Support Costs	67,278	83,046	89,773	56,090	296,187
Exploration Drilling	140,965	320,910	351,214	209,890	1,022,979
Total for the period:	$293,629	$453,298	$478,386	$305,057	$1,530,370
Beginning balance:	6,391,911	6,685,540	7,138,838	7,617,224	6,391,911
Ending balance:	$6,685,540	$7,138,838	$7,617,224	$7,922,281	$7,922,281

With the completion of the field program in March 2011, management is in the process of reviewing its technical data to determine the next phase for the project.

Exploration and Mineral Resources

In 2008, Keegan released an intercept of 14 m of 4.48 g/t Au from the NW target at Asumura, with additional results confirming bedrock mineralization over a two-kilometer strike length. Surface sampling on the Asumura property has continued and Keegan completed a 5,000-meter drill program consisting of core holes focusing on five primary target areas.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.2.3       Qualified Person – Esaase and Asumura

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one-meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Pty Ltd, utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. Core portions of the drill holes consist predominantly of HQ core. They were logged and sawn on site with half samples sent to the lab. All samples are analyzed for gold using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. In Tarkwa, Ghana, SGS Labs in Tarkwa, Ghana, and ALS Chemex Labs in Kumasi, Ghana. QA/QC programs emplaced by Keegan and Coffey Mining show industry acceptable precision and accuracy limits on both Certified Standards and duplicate samples. Coffey Mining Pty Ltd, under the direction of Brian Wolfe, who is a Qualified Person with respect to NI 43-101, validated the database and QA/QC programs, supervised the wireframing of the grade shells, and performed the variography, block modeling, multiple indicator and ordinary kriging and resource estimate and has approved this news release. Change of support was applied to emulate increased selectivity at mining.

The revised resource estimate issued under the Company’s most recent NI 43-101 technical report dated December 16, 2010 and amended February 4, 2011 was prepared by Coffey Mining. The independent Qualified Persons, under the standards set forth by National Instrument 43-101, for this report are Mr. Brian Wolfe, Mr. Harry Warries and Mr. Christopher Waller, all members of the AusIMM.

The Preliminary Economic Assessment Study was prepared by Lycopodium under the supervision of Mr. Aidan Ryan and by Coffey under the supervision of Mr. Harry Warries and Mr. Brian Wolfe, all members of the AusIMM and independent Qualified Persons under the standards set forth by National Instrument 43-101.

Mr. Maurice Tagami, P. Eng., a registered professional engineer, is the Company's designated Qualified Person for the purposes of the Preliminary Economic Assessment Study. Lycopodium has subsequently delivered a 43-101 report to the Toronto Stock Exchange, which is available at www.sedar.com.

1.3           Selected Annual Information

	March 31, 2011	March 31, 2010	March 31, 2009
	$	$	$
Revenues (interest and other income)	490,851	114,994	222,703
Net loss	12,910,250	6,972,686	4,176,396
Loss per share, basic and diluted	0.26	0.18	0.15
Total assets	304,916,074	90,533,972	33,717,800
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.4           Results of Operations

Three months ended March 31, 2011 and 2010

During the three months ended March 31, 2011, Keegan incurred a net loss of ($4,390,851) or ($0.08) per share compared to a net loss of ($1,590,680) or ($0.02) per share during the same period in the previous year, an increase in loss of $2,800,171 or approximately 176%.

Administration expenses incurred during the three-month period ended March 31, 2011 increased by $3,034,886 (199%) as compared to the expenses incurred in the same period of the previous year. The main reason for this increase was the increase in Stock-based compensation expense for the three months ended March 31, 2011 – $3,076,378 incurred, compared to $1,194,844 for the three months ended March 31, 2010. The $2,792,778 increase resulted from the granting of 2,530,000 stock option at an exercise price of $8.00 during the three month period. The increase in the number of options granted relates to the expansion of the executive and technical teams as the Company moves forward with it development of the Esaase property.

Other significant increases in administration include the following:

-
consulting fees, directors’ fees and wages (by $100,441 or 17%) as a result of additional employees added in both the Canadian and Ghanaian administration offices to support the Company as it moves forward with its development plans for the Esaase property; in additional the amount for the three month period includes executive bonuses accrued;

-	office, rent and administrative costs (by $31,794 or 20%), consistent with the expansion of the Company’s administrative infrastructure and operations.
-
regulatory, transfer agent and shareholder information (by $56,116) due to fees paid to TSX for listing requirements. These fees were significantly higher in the current period than the same period in the prior year due to increase in the Company’s market capitalization.

-	Donation expense (by $81,800) relating to the shipment of Wheel Chairs to support local hospitals in Ghana.

Other expenses decreased by $234,715 (331%) for the three months ended March 31, 2011 compared to the three months ended March 31, 2010 to income of $169,938. This change is due to an increased investment income from the invested proceeds from the companies $213 million bought deal financing (See Section 1.6/1.7). Other impacts to other income result from the increased net exposure of the Company to currency risk as the Company had significantly more cash balances held in foreign currencies during the three months ended March 31, 2011 compared to the three months ended March 31, 2010.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.4           Results of Operations (continued)

Year ended March 31, 2011 and 2010

Keegan reported a net loss of ($12,910,250) or ($0.26) per share for the year ended March 31, 2011, compared to a net loss of ($6.972,686) or ($0.18) per share during the same period in the previous year, an increase in loss of $5,937,564 or approximately 85%.

The primary reasons for the increase in the loss were the increase in administration expenses. Administration expenses increased by $5,841,876 (84%) as compared to the expenses incurred in the same period of the previous year mainly due to an increase in the amount of stock-based compensation, consulting, director’s fees and wages and benefits, project investigation costs, office, rent and administrative costs, and foreign exchange loss. These increases of expenses were partially offset by a decrease in travel, promotion and investor relations, and a decrease in regulatory fees, transfer agent and shareholder information.

The following are the discussions on the significant changes in administrative expenses:

Stock-based compensation increased by $5,700,910 (272%) as a result of new stock option grants during the year totaling 4,495,000 stock options, with a weighted average exercise price of $7.39, expiring five years from date of grant. During the year ended March 31, 2010, only 1,175,000 stock options were granted at a weighted average exercise price of $4.14. During both periods, additional stock-based compensation was recorded relating to the vesting of options granted in previous periods. The increase in the number of options granted relates to the expansion of the executive and technical teams as the Company moves forward with it development of the Esaase property.

Consulting fees, director’s fees and wages and benefits increased by $681,303 (39%), office, rent and administrative costs increased by $175,280 (30%) consistent with the reasons described for the three-month period above.

During the year ended March 31, 2011, the Company incurred project investigation costs of $222,948 in relation to investigations to acquire additional concessions to expand the Company’s land holdings. As these investigations did not result in an acquisition, the costs were expensed within the period. No project investigation costs were incurred during the year ended March 31, 2010.

Travel, promotion and investor relations decreased by $313,417 (24%) as a result of reduced investor relations in the year ended March 31, 2010 compared to the same period of 2010. Higher travel, promotion and investor relations costs in the 2010 period related to a one time investor relations and communication program that started in August 2009.

Regulatory fees, transfer agent and shareholder information decreased by $34,989 (16%) as a result of reduced shareholder information distributions and certain filing fees. Higher that normal distribution and filing costs were incurred during the year ended March 31, 2010, which were indirectly related to the completion of a private placement during the period.

Professional fees decreased by $15,529 (3%) in the year ended March 31, 2010 compared to the same period of 2010 as a result of certain accounting functions being brought in-house. The decrease is offset by part of the increase in wages.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.4           Results of Operations (continued)

Year ended March 31, 2011 and 2010 (continued)

Other expenses increased by $95,688 during the year ended March 31, 2011 compared to the same period of the previous year driven mainly by the increase in foreign exchange loss by $491,234. This increase is a result of weakening of the US Dollar to the Canadian Dollar comparing closing exchange rates of US Dollar to Canadian Dollar as at March 31, 2011 and 2010. Further, as at March 31, 2011 the Company held more cash and cash equivalents in US Dollars compared to March 31, 2010.

Interest and other income increased by $375,875 (327%) compared to the year ended March 31, 2010 due to an increased investment income from the invested proceeds from the companies $213 million bough deal financing (See Section 1.6/1.7).

1.5           Summary of Quarterly Results

The Company’s current period financial results varied of the last eight reporting periods due to fluctuations in the level of activity of the exploration, project development, administration and investor relations project groups. As the Company has further developed its technical and geological understanding of the Esaase deposit, an increased focus has been place on bringing the project through the feasibility process and into commercial production. The rate at which the Company’s treasury has been spent has steadily increased period over period and is expected to continue to do so as long as management views the development of the Esaase project as favorable.

The following table is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and other income	Loss	Comprehensive loss	Loss per share
March 31, 2011	$270,482	$4,390,851	$4,390,851	$0.08
December 31, 2010	$73,509	$2,549,085	$2,712,477	$0.06
September 30, 2010	$68,654	$3,205,666	$3,042,274	$0.07
June 30, 2010	$65,175	$2,784,449	$2,784,449	$0.06
March 31, 2010	$26,031	$1,590,680	$1,590,680	$0.04
December 31, 2009	$52,269	$2,270,596	$2,270,596	$0.06
September 30, 2009	$6,400	$1,850,922	$1,850,922	$0.05
June 30, 2009	$30,294	$1,260,488	$1,260,488	$0.04

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.6/1.7     Liquidity and Capital Resources

The Company reported working capital of $224,458,979 at March 31, 2011 compared to working capital of $47,944,791 at March 31, 2010, representing an increase in working capital of $176,464,328. As at March 31, 2011, the Company had cash and cash equivalents of $229,144,989 compared to cash and cash equivalents of $48,712,372 as at March 31, 2010.

During the year ended March 31, 2011, the Company raised net cash of $207,277,430, the majority of which from the Company’s February 17, 2011 bought deal financing.

On February 17, 2011, the Company completed a bought deal share offering pursuant to an underwriting agreement, under which the underwriters purchased an aggregate of 24,700,000 common shares of the Company at a price of $7.50 per common share for gross proceeds of $185,250,000. The underwriters exercised an over-allotment option to purchase an additional 3,705,000 common shares at $7.50, bringing the total gross proceeds from the bought deal financing to $213,037,500.  Pursuant to the underwriting agreement, the Company paid a commission to the underwriters equivalent to 4.5% of the gross proceeds raised or $9,586,688 and incurred other cash share issuance costs totaling $613,292.  In addition, the Company granted 284,050 share purchase warrants to the underwriters entitling them to purchase common shares of the Company at a price of $7.50 per share until February 17, 2013. The Company recorded share issuance costs of $652,595 related to the warrants granted to underwriters, representing the fair value or the warrants calculated using the Black-Scholes option-pricing method.

The remainder of the Company’s financing was $3,704,179 from the exercise of share purchase options and $735,732 from the exercise of broker’s warrants.

During the year ended March 31, 2010, the Company raised net cash of 59,869,420, of which $18,059,533 (net of commission of $960,000 and expenses of $180,467) from a brokered private placement financing, $39,065,543 (net of an underwriter fee $2,069,425 and expenses of $253,532) from a bought deal financing through a short-form prospectus.

During the year ended March 31, 2011, Keegan expended net $3,869,688 in general and administrative expenses and $21,983,300 (net of accounts payable and stock-based compensation) in property development, exploration and evaluation cost. Keegan has budgeted $4,300,000 for general and administrative expenses and $20,100,000 for property development, exploration and acquisition costs for the fiscal 2011.

Keegan’s plan of operations for fiscal 2012 are:

(a)	complete the pre-feasibility and feasibility studies for the Esaase Gold project;

(b)
continue exploration at Esaase to add to the existing resource estimates and convert additional resources to an indicated resources category.  Exploration will consist of reverse circulation and core drilling of current exploration and resource extension targets including down dip on the deposit, with-in the Dawohodo concession and along the B and D zones to the north east of the deposit;

(c)	commence detailed engineering studies for the ultimate design and operation of facilities at Esaase and review potential purchases for long-lead capital purchases;

(d)	continue working with local communities, the Ghanaian government and the EPA to both advance community relations and the permitting of the Esaase project.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.6/1.7     Liquidity and Capital Resources (continued)

The Company believes it currently has sufficient working capital on hand to meet its expected capital requirements for fiscal 2012 and 2013.  Additional funds may be received through the exercise of currently outstanding common stock warrants and options or through the sale of additional common shares either as a private placement or common stock offering.  The Company may also consider other forms of project financing that may include but won’t be limited to, debt.

As at March 31, 2011, the other sources of funds potentially available to the Company are through the exercise of 237,333 broker warrants with an exercise price of $7.50 and of the outstanding stock options with terms as follows:

	Number outstanding at		Number exercisable at
Exercise price	March 31, 2011	Expiry date	March 31, 2011
$2.44	305,000	November 10, 2011	305,000
$3.60	25,000	October 17, 2012	25,000
$4.20	440,000	February 5, 2013	440,000
$1.12	12,500	January 15, 2014	12,500
$3.31	120,000	June 2, 2014	120,000
$3.10	225,000	July 2, 2014	225,000
$3.10	75,000	July 17, 2014	75,000
$4.01	416,250	October 6, 2014	355,625
$6.50	220,000	December 14, 2014	192,500
$6.19	1,505,000	May 26, 2015	912,500
$7.83	115,000	October 20, 2015	43,125
$9.00	225,000	November 30, 2015	84,375
$8.00	2,530,000	March 17, 2016	632,500
	6,213,750		3,423,125
Weighted average contractual life remaining at March 31, 2011 (years)	4.04		3.48

There can be no assurance, whatsoever, that any of these outstanding securities will be exercised.

During the years, financing for the Company’s operations has been funded primarily from various share issuances through private placements and exercise of warrants and options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

The Company is in the process of acquiring and exploring its interests in resource properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of expenditures incurred to earn an interest in its resource properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the resource properties.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.6/1.7     Liquidity and Capital Resources (continued)

Commitments

As at March 31, 2011, the Company has contractual commitments with certain service providers in Ghana and Canada. The amounts due under these contracts and their payment terms are as follows:

2012	$586,088
2013	633,478
2014	568,438
2015	568,438
2016	94,740
$2,451,182

Reconciliation of previous financings

Reconciliation of Use of Proceeds from May 2009 Offering

In May 2009, the Company undertook an offering of $19.2 million (including the exercise of an over-allotment option) of Common Shares.  The following table sets out a comparison of how the Company used the proceeds during the 12 months following the closing date in May, an explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones.

Intended Use of Proceeds of May 2009 Offering		Actual Use of Proceeds from May 2009 Offering to Date and Explanation of Variance and impact on business objectives
Esaase Property: Pre-feasibility studies	$2 million	Esaase Property: Pre-feasibility studies	$2 million
Phase 1 Exploration	$4.8 million	Phase 1 Exploration	$4.8 million
Phase 2 Exploration	$4.6 million	Phase 2 Exploration	$4.6 million
Asumura Property: Exploration drilling, Assaying and management, operations and labour	$1 million	Asumura Property: Exploration drilling, Assaying and management, operations and labour	$1 million
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones
The proceeds from the May 2009 offering were intended to be spent over a 12 month period and were inclusive of a phase 1 and a phase 2 exploration program and the initial stages of a pre-feasibility study on the Esaase gold project.  Within 6 months of this offering, the Company completed a further offering (described below) which expanded both the phase 1 and phase 2 exploration programs and added a final feasibility study.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.6/1.7     Liquidity and Capital Resources (continued)

Reconciliation of Use of Proceeds from December 2009 Offering

In December 2009, the Company undertook an offering of $41.4 million (including the exercise of an over-allotment option) of Common Shares.  The following table sets out a comparison of how the Company used the proceeds during the 12 months following the closing date in December, an explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones.

Intended Use of Proceeds of December 2009 Offering(1)		Actual Use of Proceeds from December 2009 Offering to March 31, 2011 and Explanation of Variance and impact on business objectives
Esaase Property: Drilling, including exploration and support of project development studies and assays	$21 million	Esaase Property: Actual drilling, including exploration and support of project development studies and assays	$17 million
Engineering, technical and sustainable development studies and programs, preliminary assessment and project development studies including, if warranted, an advanced scoping study, pre-feasibility study or final feasibility study
	$16 million	Actual engineering, technical and sustainable development studies and programs, preliminary assessment and project development studies	$6 million
Corporate development including potential land acquisitions, corporate outreach and overheads, legal and regulatory costs and working capital	$10 million	Actual corporate development including potential land acquisitions, corporate outreach and overheads, legal and regulatory costs and working capital	$5 million
		Asumura Property: Exploration drilling, Assaying and management, operations and labour	$1 million
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones
The proceeds from the December 2009 offering were intended to be spent over a 24 to 30-month period and were to be inclusive of an extensive exploration program and the completion of the pre-feasibility and feasibility studies on the Esaase Property.  As the figures above only represent a 15-month period, the expenditures are in line with the December 2009 plans based on the elapsed period.  Engineering expenses were under-spent to a degree; however, with a preliminary feasibility study in progress the rate of expenditure in this category will accelerate, and if the preliminary feasibility study is positive, engineering costs will continue to expand through the feasibility stage absolutely and as a percentage of overall costs.

(1)	The Use of Proceeds for the December 2009 Offering included cash on hand in addition to the proceeds of the December 2009 Offering.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.8   Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9           Transactions with Related Parties

The Company has a consulting agreement with “Rock-on Exploration Ltd.”, a private company controlled by a director of the Company in the amount of US$ 17,500 per month plus benefits (this contact was amended to $8,750 per monthly in April 2011). During the year ended March 31, 2010, the Company paid consulting fees, benefits and a bonus of $306,507 507 (2010 - $269,531; 2009 - $211,632) under this agreement.

Included in professional fees is $15,850 (2010 - $98,410; 2009 - $76,660) for accounting fees to “Tony M. Ricci, Inc.”, a private company controlled by an officer of the Company during the year ended March 31, 2011.

During the year ended March 31, 2011, the Company paid or accrued $nil (2010 - $112,954, 2009 -  $155,404) for geological consulting fees to Richard Haslinger, a former director of the Company, who resigned his directorship on February 26, 2010. These costs have been included in resource properties.

During the year ended March 31, 2011, the Company charged a total of $223,264 (2010 - $nil; 2009 - $nil) for the recovery shared administrative costs to Cayden Resources Inc. and Georgetown Capital Corp. – publicly listed companies with directors and officers in common.

These transactions were conducted in the normal course of operations and were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities, as at March 31, 2011, is $96,365 (March 31, 2010 - $70,028) owing to “Rock-on Exploration Ltd.”

Included in accounts receivable, as at March 31, 2011, is a total of $25,598 due from Cayden Resources Inc. and Georgetown Capital Corp. for reimbursable expenses.

1.10	Subsequent Events

Subsequent to March 31, 2011, the Company received an aggregate of $1,629,173 upon exercises of 419,200 stock options at an average exercise price of $4.19 per share.

Subsequent to March 31, 2011, the Company made the final payment of US$500,000 to acquire the Dawohodo concession adjacent to the Esaase property.

1.11	Proposed Transactions

None

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.12	Critical Accounting Estimates

The presentation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of long-lived assets including mineral properties, amortization of furniture, equipment and leasehold improvements and the valuation of stock-based compensation. Actual results could differ from those estimates.

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Asset retirement obligations: The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred. The discount used to calculate the present value is the Company’s estimated cost of capital. Future costs are calculated using an estimated inflation rate in the country that the third party costs are expected to be incurred. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

The assumptions used to determined the Company’s asset retirement obligation are as follows:

	2011	2010
Undiscounted and uninflated estimated future cash obligation	$8,186,463	$49,860
Expected term till settlement	13 years	1 year
Inflation rate	2.49%	-
Discount rate	6.60%	-

Stock-based compensation: The Company accounts for all stock-based payments and awards made to employees and non-employees under the fair value based method. Fair value is estimated using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

The fair value of stock options used to calculate stock-based compensation expense has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2011	2010	2009
Risk free interest rate	2.21%	2.35%	1.48%
Expected dividend yield	0%	0%	0%
Stock price volatility	88%	93%	86%
Expected life of options	3.63 years	3.71 years	3.67 years

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.13	Changes in Accounting Policies including Initial Adoption

Recent accounting pronouncements

1.	Consolidations and non-controlling interests

CICA Handbook Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, International Accounting Standards (“IAS”) 27 (Revised), Consolidated and Separate Financial Statements. The sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. The Company will adopt this standard on April 1, 2011. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

2.	Business combinations

CICA Handbook Section 1582, Business Combinations, replaces Section 1581 and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3 - Business Combinations.  This applies to a transaction in which the acquirer obtains control of one or more businesses.  Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value.  Any interest in the acquiree owned prior to obtaining control will be remeasured at fair value at the acquisition date, eliminating the need for guidance on step acquisitions.  Additionally, a bargain purchase will result in recognition of a gain and acquisition costs must be expensed.  Earlier application is permitted.  The Company expects to adopt this standard on April 1, 2011. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

3.	Financial instruments – recognition and measurement

CICA Handbook Section 3855 was amended in June 2010 to clarify the application of the effective interest rate method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning April 1, 2011 with earlier adoption permitted. The Company expects to adopt this standard on April 1, 2011 and does not expect a material impact on the financial statements.

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending March 31, 2011. In July 2008, the Canadian Securities Administrators announced that early adoption would be allowed in 2009 subject to seeking exemptive relief.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.13        Changes in Accounting Policies including Initial Adoption (continued)

The Company has adopted a three-phase IFRS implementation plan that is comprised of following:

•
Phase One Scoping Analysis - This phase was conducted during the third and fourth quarter of 2010 to analyze the Company’s existing Canadian GAAP accounting policies and determine what are the key differences and options available under IFRS.

•
Phase Two In-depth Analysis – This phase was commenced in Q1 2011 and concluded during Q2 2011. The goal of phase to is to determine the impact and specific changes required under the adoption of each IFRS standard.

•	Phase Three Implementation – This phase was concluded in Q4 of 2011. The phase resulted in the preparation of the Company’s IFRS opening balance sheet and draft note disclosures.

At this point, the Company’s IT, accounting and financial reporting systems are not expected to be significantly impacted. Further, the Company has in place internal and disclosure control procedures to ensure continued effectiveness during this transition period. Keegan Resources Ghana Ltd. currently reports under IFRS for statutory purposes as such only limited modifications are required at the Company’s corporate accounting and financial reporting systems. Further, it has been determined that the Company’s has sufficient IFRS expertise to complete its planned transition.

Based on the work completed under phase one, phase two and phase three of the implementation plan, the Company believes that IFRS will have a significant impact on its current financial position and will result in more extensive note disclosure and analysis of balances and transactions. What management believes to be the key differences and their potential impact based on the work performed to date is as follows:

IFRS Standard	Canadian GAAP currently applied by the Company	Difference under IFRS	Analysis and preliminary conclusions
IFRS 2 – Share based payments	Stock based compensation is determined based on the fair value of the awards issued and is recorded over the award’s vesting period.
IFRS applies the same basic principles for determining the expense; however, IFRS requires the fair value to be adjusted for an anticipated forfeiture rate. Under Canadian GAAP, an option exists to account for award forfeitures as they occur.

Management expects the expense for stock based compensation under IFRS to differ from that under the Company’s current GAAP dependant on the timing and frequency of award forfeitures. Management expects this difference not to be material.

IFRS 6 – Exploration for and the evaluation of mineral resources	Costs incurred in the acquisition, exploration, evaluation and development of mineral resources are capitalized as incurred.
IFRS does not give directive guidance on the treatment of these costs. IFRS allows a company to set its accounting policy to expense or capitalize the costs incurred in the acquisition, exploration, evaluation and development of mineral resources.

The Company’s current accounting policy is already in accordance with IFRS.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.13        Changes in Accounting Policies including Initial Adoption (continued)

IFRS Standard	Canadian GAAP currently applied by the Company	Difference under IFRS	Analysis and preliminary conclusions
IAS 12 – Income Taxes
Temporary differences arising from the effect of foreign exchange rates on the tax base of an asset or liability where the functional currency of the asset or liability is in a different currency are not recognized.

Temporary differences arising from the effect of foreign exchange rates on the tax base of an asset or liability where the functional currency of the asset or liability is in a different currency are recognized.

Management expects this difference to effect the calculation of deferred taxes in Ghana, which may result in the recognition of previously unrecognized deferred tax liabilities.
IAS 16 – Property plant and equipment
Property, plant and equipment are carried at cost less accumulated amortization. Amortization is determined at rates that will reduce original cost to estimated residual value over the useful life of each asset.

Property, plant and equipment can be recorded either at cost or under the revaluation model. Amortization is determined at rates based on the useful lives of each significant component within property, plant and equipment.

Property, plant and equipment will continue to be recorded at historic cost without revaluation. Management expects that the componentization of the Company’s property, plant and equipment to result in a marginally different effective amortization rate with the net effect not being material.

IAS 21 – The effects of changes in foreign exchange rates
The functional currency (referred to as measurement currency) of an entity with in a group is determined based on whether the entity is considered to be integrated with or self-sustaining from the parent company of the group.

The functional currency of an entity is determined based on the facts and circumstances specific to that entity in relation to the criteria set out in IAS 21. The primary criteria under IFRS are the currency that mainly influences the sales price for goods and services and the currency that mainly influences the entity’s input costs.

Management expects the functional currency of the parent and the Ghanaian operation to change from the Canadian dollar to that of the US dollar. This is a preliminary determination that is still subject to the interpretation of the facts and circumstances of the Company’s subsidiary.

IAS 39 – Financial instruments: recognition and measurement	Warrants issued by the Company are treated as equity instrument and are record at fair value at the date of issuance to a component of shareholder’s equity.	Warrants are considered to be an equity instrument if they are settled with a fixed number of the Company’s own equity instruments for a fixed amount of cash.
As the Company holds warrants priced in a currency other than the Company’s functional currency, the amount of cash for settlement varies based on prevailing exchange rate. Under IFRS, the Company’s warrants would be considered financial liabilities and would be recorded at fair value, if the functional currency of the Company change from the Canadian dollar to that of the US dollar.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.13        Changes in Accounting Policies including Initial Adoption (continued)

In addition to the above difference, IFRS 1 – First-time adoption of international financial reporting standards (“IFRS 1”) provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company plans to elect to take the following IFRS 1 optional exemptions:

•
IAS 21 – The effects of changes in foreign exchange rates – The Company will take the election and upon adoption of IFRS, zero any historic cumulative translation adjustment that would have been recorded under IFRS associated with the Company’s change in function currency.

•
IAS 27 – Consolidated and Separate Financial Statements and IAS 28 – Investments in Associates – The Company Keegan will take the election and upon adoption of IFRS and measure the assets and liabilities of the subsidiary, Keegan Resources Ghana Limited, at the same carrying amounts as in the financial statements of the subsidiary after adjusting for consolidation and equity accounting adjustments.

•
IFRS 2- Share-based payments  - The Company will take the election and only reassess the fair value of options that were granted after Nov 7, 2002 and that have not vested at the date of transition, April 1, 2010.

•	IAS 37 – Provisions, Contingent Liabilities and Contingent Assets – The Company will take the election and calculate its open asset retirement obligation under IFRS as at April 1, 2010.

The quantification of the impact of IFRS on the Company’s opening balance sheet as at April 1, 2010 is as follows:

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.13        Changes in Accounting Policies including Initial Adoption (continued)

Reconciliation of Assets, Liabilities & Equity under IFRS
As at April 1, 2010

	GAAP	GAAP	effect of
	Expressed in	expressed in	transition to	IFRS
	Canadian dollars	US dollars	IFRS	US dollars
		Sub note a	Sub notes b,c,d
Assets

Current assets:
Cash and cash equivalents	$48,712,372	$47,954,689	$-	$47,954,689
Receivables	122,669	120,760	-	120,760
Prepaid assets	257,561	253,553	-	253,553
	49,092,602	48,329,002	-	48,329,002
Non-current assets:
Mineral interests, plant and equipment	318,242	291,026	-	291,026
Exploration and evaluation expenditures	41,123,128	37,953,688	(48,119)	37,905,569
	41,441,370	38,244,714	(48,119)	38,196,595

	90,533,972	86,573,716	(48,119)	86,525,597

Liabilities

Current liabilities:
Accounts payable and accrued expenditures	1,147,811	1,129,957	-	1,129,957
	1,147,811	1,129,957	-	1,129,957
Non-current liabilities:
Deferred tax liability	-	-	1,168,983	1,168,983
Foreign currency warrant liability	-	-	719,616	719,616
	-	-	1,888,599	1,888,599

Equity

Common shares	104,887,236	97,003,978	405,917	97,409,895
Warrant/share option reserve	8,082,767	7,339,093	(469,408)	6,869,885
Accumulated deficit	(23,583,842)	(18,899,312)	(1,873,227)	(20,772,539)
	89,386,161	85,443,759	(1,936,718)	83,507,041
	$90,533,972	$86,573,716	$(48,119)	$86,525,597

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.13        Changes in Accounting Policies including Initial Adoption (continued)

Reconciliation of Assets, Liabilities & Equity under IFRS

(a)            Functional currency and the effect of changes in foreign exchange rates

IFRS requires that the functional currency of each entity of the Company be determined separately. The Company has determined that as at the Transition Date the United States dollar was the functional currency of all entities in the Company. In accordance with IFRS 1 optional exemptions, the Company elected to transfer the cumulative translation differences, recognized as a separate component of equity, to deficit at the Transition Date.

Under GAAP, the Company’s parent company, Keegan Resources Inc. was deemed to have a measurement currency of the Canadian dollar and each of its subsidiaries were considered to integrated foreign subsidiaries. Under this accounting policy, monetary assets and liabilities, not denominated in Canadian dollars were translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the date of each balance sheet. Non-monetary items are translated at exchange rates prevailing when the assets were acquired or the obligations incurred. Foreign currency denominated expense items were translated at exchange rates prevailing at the transaction date.

Under IFRS, Non-monetary assets, liabilities and the company’s equity account have been recalculated using the us dollar based exchange rates prevailing when the assets were acquired, the obligations incurred or the expense was incurred. This resulted in an accumulated foreign exchange reserve of $ 3,204,800 as at the Transition Date. In electing to take this IFRS 1 exemption, the Company has included this foreign exchange translation reserve at the Transition Date within the deficit.

(b)           Share-based payments

Under GAAP, the Company measured share-based compensation related to share purchase options at the fair value of the options granted using the Black-Scholes model and recognized this expense over the vesting period of the options. The fair value takes into account a number of variables, including the exercise price of the award, the expected dividend rate, the expected life of the options and the risk free interest rate. The expense is recorded on a straight-line basis over the graded vesting period of the award. The forfeiture rate is assumed to be nil and the expense is adjusted prospectively as forfeitures occur. Compensation expense attributable to awards that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period.

For the purpose of accounting for share based payment transactions an individual is classified as an employee when the individual is consistently represented to be an employee under law. The fair value of the options granted to employees is measured on the date of grant. The fair value of options granted to contractors and consultants are measured on the date the services are completed. Forfeitures are recognized as they occur.

IFRS 2, similar to GAAP, requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. IFRS does, however, require the fair value determination to account for the anticipated for forfeiture rate of the options. The Company has now incorporated this rate in the fair value of all grants that were granted after Nov 7, 2002 and that have not vested at the date of transition, April 1, 2010.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.13        Changes in Accounting Policies including Initial Adoption (continued)

Reconciliation of Assets, Liabilities & Equity under IFRS

(b)           Share-based payments (continued)

For the purpose of accounting for share based payment transactions an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that applied under GAAP and resulted in certain contractors and consultants being classified as employees under IFRS.

(c)           Foreign currency warrant liability

Under IFRS 12, a contract that gives a counterparty a right to buy a fixed number of the Company’s shares for a fixed price is treated as an equity instrument and recorded in equity at fair value at the time of initial recognition. If a contract gives a counterparty a right to buy a fixed number of the Company’s shares where the price is variable, this contract is treated as a financial liability and subsequent to initial recognition, changes in fair value are recorded into income.

As at the Date of Transition, the Company held 237,333 broker warrants which were exercisable into one common share at a fixed conversion price of CND$3.10. As this Canadian denominated conversion price results in variable proceeds in the entity’s functional currency of US dollars depending on the prevailing exchange rate, these warrants are classified as a financial liability. Under GAAP, the Company’s function currency was the Canadian dollar so the warrants were classified as equity instruments.

As at the Date of Transition, the Company recorded the fair value, US$ 719,616 of the outstanding Canadian dollar denominated warrants as a financial liability. The difference between the fair value at the time of issuance and the fair value at the Date of Transition was charged to retained earnings.

(d)           Deferred tax

Similar to IAS 12, under GAAP, the Company determined future income taxes based on the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Under GAAP, however, temporary differences arising from changes in foreign exchange rates where the tax base of an asset or liability in denominated in a different currency than the function currency of the entity is which it arises are not recognized.

Under IFRS, the Company recognizes temporary differences arising from changes in foreign exchange rates where the tax base of an asset or liability is denominated in a different currency than the functional currency through deferred income tax expense.

As at the Date of Transition, there was a deferred tax liability of US $1,168,983 related to the temporary differences caused by foreign currency fluctuations on the tax basis of the Company’s asset and liabilities held in Ghana.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.14        Financial Instruments and Other Instruments

As at March 31, 2011, the Company’s financial instruments consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities.

As introduced by the amendments to Section 3862, the following table summarizes the designation and fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

			March 31, 2011
	Category	Carrying Value	Amount	Fair value hierarchy Level 1
Financial Assets
Cash and cash equivalents	Held-for-trading	Fair value	$229,144,989	$229,144,989
Receivables	Loans and receivables	Amortized cost	95,816	N/A
			$229,240,805	$229,144,989

Financial Liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$5,076,974	N/A
			$5,076,974	N/A

			March 31, 2010
	Category	Carrying Value	Amount	Fair value hierarchy Level 1
Financial Assets
Cash and cash equivalents	Held-for-trading	Fair value	$48,712,372	$26,712,372
Receivables	Loans and receivables	Amortized cost	39,662	N/A
			$48,752,034	$48,712,372

Financial Liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$1,147,811	N/A
			$1,147,811	N/A

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.14        Financial Instruments and Other Instruments (continued)

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The risk exposure is summarized as follows:

(a)           Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances at the banks in each of Canada and Ghana (approximately $920,000). The majority of the Company’s cash held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. As at March 31, 2011, the receivables consist primarily of interest receivable of $70,218 (2010 - $39,662) and other receivables of $25,598 (2010 - $nil), neither of which are considered past due.

(b)           Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at March 31, 2011, the Company had a cash and cash equivalents balance of $229,144,989 (2010 – $48,712,372) to settle current liabilities of $5,076,974 (2010 - $1,097,951) that mainly consist of accounts payable that are considered short term and  expected to be settled within 30 days.

(c)           Market risk

i.           Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less or maturity over ninety days but redeemable on demand without penalty. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A sensitivity analysis suggests that a change of 100 basis points in the interest rates would result in a corresponding increase or decrease in net loss of approximately $2,291,754 as at March 31, 2011. A change of 100 basis points in the interest would have not been material to the financial statements as at March 31, 2010.

ii.           Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar (“USD”), Ghanaian Cedi and the Australian dollar (“AUS”) could have an effect on the Company’s results of operations, financial position or cash flows. At March 31, 2011 and 2010, the Company had no hedging agreements in place with respect to foreign exchange rates.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.14        Financial Instruments and Other Instruments (continued)

(c)           Market risk (continued)

ii.           Foreign currency risk

The Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than Canadian dollars:

	March 31, 2011			March 31, 2010
	USD	Ghana Cedis	AUD	USD	Ghana Cedis	AUD
Cash and cash equivalents	62,188,642	337,577	-	11,873,686	99,172	-
Accounts payable	(80,639)	(3,586,750)	(386,702)	(57.568)	(829,482)	(25,194)
Net exposure	62,108,003	(3,249,173)	(386,702)	11,816,118	(730,310)	(25,194)

A 10% appreciation or deprecation of the above mentioned currencies compared with the Canadian dollar would result in a corresponding increase or decrease in net loss of approximately $5,847,215 as at March 31, 2011 (2010 - $1,106,062).

iii.           Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. As at March 31, 2011 and 2010, the Company was not exposed to other price risk.

(d)           Fair value

The carrying values of cash and cash equivalents, short-term investments, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

(e)	Items of income, expense, gains or losses

	2011	2010	2009
Interest income from held-for-trading financial assets	$478,467	$114,994	$222,702
Interest expense from other financial liabilities	-	-	-
Realized gain on available-for-sale financial assets	$215,666	$-	$-

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.15           Other Requirements

Internal Control over Financial Reporting

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) and in accordance with accounting policies set out in the notes to the consolidated financial statements for the period ended March 31, 2011. As at the end of the period covered by this management’s discussion and analysis, management evaluated the design and effectiveness of the Company’s internal control over financial reporting as required by Canadian securities laws.

There has been no material change in the Company’s internal control over financial reporting during the nine months ended March 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Evaluation and Effectiveness of Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting as at March 31, 2011, as required by Canadian securities laws, and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in public filings.

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Year ended March 31, 2011 and 2010                                                                                                                        (expressed in Canadian dollars)

1.15           Other Requirements (continued)

Summary of Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares without par value and unlimited preferred shares without par value. As at the date of this MD&A, there were 75,303,788 common shares issued and outstanding.

The following stock options were outstanding as at the date of this MD&A the other sources of funds potentially available to the Company are through the exercise of 284,050 broker warrants with an exercise price of $7.50 and of the outstanding stock options with terms as follows:

	Number outstanding at		Number exercisable at
Exercise price	June 23, 2011	Expiry date	June 23, 2011
$2.44	180,000	November 10, 2011	180,000
$4.20	365,000	February 5, 2013	365,000
$1.12	12,500	January 15, 2014	12,500
$3.31	70,000	June 2, 2014	70,000
$3.10	225,000	July 2, 2014	225,000
$3.10	75,000	July 17, 2014	75,000
$4.01	345,000	October 6, 2014	345,000
$6.50	220,000	December 14, 2014	220,000
$6.19	1,442,050	May 26, 2015	1,047,050
$7.83	105,000	October 20, 2015	47,500
$9.00	225,000	November 30, 2015	112,500
$8.00	2,530,000	March 17, 2016	948,750
	5,794,550		3,684,300

Additional disclosures pertaining to the Company’s filing statement, technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.